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                                                                      Exhibit 11
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              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
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     Net income per share is computed using the weighted average number of common shares outstanding. These shares were increased by the number of shares issuable on the exercise of options, reduced by the number of shares assumed to have been purchased with the proceeds from the exercise of these common stock equivalents. The number of shares used to calculate the earnings per share was 4,224,552 for the six month period ending June 30, 1996 and 4,209,725 for the six month period ending June 30, 1995.















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